UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 12b-25

                        Commission File Number 0-14731
                                               -------

                           NOTIFICATION OF LATE FILING

(CHECK ONE): [_]Form 10-KSB [_]Form 20-F [_]Form 11-K [X]Form 10-QSB [_]Form
N-SAR For Period Ended:   June 30, 2002
                        ------------------

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended: _________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: NA

PART I -- REGISTRANT INFORMATION

                           HALLADOR PETROLEUM COMPANY
                        1660 Lincoln Street, Suite 2700
                                Denver, CO 80264

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III-- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On July 24, 2002, Arthur Andersen LLP was dismissed as our independent accountants. Effective July 24, 2002, we appointed KPMG LLP (KPMG) as our new independent accountants for the fiscal year ended December 31, 2002. Due to the timing of the appointment of KPMG we need a few extra days to file our June 30, 2002 Form 10-QSB.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

 Victor P. Stabio                      303                      839-5504
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     (Name)                         (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[x] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate a loss of about $1,600,000 for the six-month period ended
June 30, 2002 compared to a $1,370,000 profit for the same period last year. The loss is due to lower product prices which caused revenue to decrease by about $1,500,000; higher DD&A expense of about $900,000 due to a reduction in our reserve estimates; a current period impairment charge of about $920,000 and other net positive changes of about $350,000. All numbers are before consideration of the 30% minority interest.



Hallador Petroleum Company has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 14, 2002                    By: /S/VICTOR P. STABIO
                                             -----------------------
                                             Victor P. Stabio
                                             Chief Executive Officer